February 24, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (609) 951-0362

Kathleen Francis, Esq.
Corporate Counsel
Interpool, Inc.
211 College Road East
Princeton, New Jersey 08540

      Re: 	Interpool, Inc.
Schedule 14A filed January 26, 2005
Form 10-Q for the period ended September 30, 2004
Form 10-K for the year ended December 31, 2003
      File No. 001-11862


Dear Ms. Francis:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

General

1. Please furnish the information required to be in the proxy statement by Rule 14a-5(e).
2. Please be sure that your Edgar filed version shows page numbers for your amended proxy statement, all other amended filings, and future filings.

3. Please submit a proxy card with your amended filing and mark it as preliminary.

4. If the audited financial statements for the year ended December 31, 2004 are available, they should be incorporated by reference into the proxy material. If the audited financial statements are not yet available, please supplementally tell us if there is any material adverse information, not previously disclosed, of which you are aware.

5. Please be aware that the definitive proxy statement should include a manually signed copy of the audit opinion as provided in the Instructions to Item 13(2) of Schedule 14A.

Item 1.  Approval of the Issuance. . .

6. Please disclose the approximate amount of consideration to be received by the company upon exercise of the warrants and the use of this amount, if determinable.

7. Please confirm whether the Voting Agreement is in writing and whether you have filed a copy on Edgar.

Selected Financial Data

8. Please provide the statement regarding whether representatives of the principal accountants for the current year and for the most recently completed fiscal year will be at the shareholders` meeting, as specified in Item 13(a)(6) to Schedule 14A.

Pro Forma Financial Information

9. It appears that footnote (a) to the pro forma condensed consolidated statement of income, for both periods presented, may be incorrect.  You mention that you have repaid "$31,605 of 7.20%
notes
due in 2007 and $17,490 of 7.35% notes due in 2007."  However, in
Note 4, Debt and Capital Lease Obligations, of your Form 10-Q for the
period ended September 30, 2004, you say that $31.6 million was repaid on the 7.35% notes and $17.5 million was repaid on the 7.20%
notes. Please clarify this and make any appropriate changes to your pro forma financial statements.

10. Please supplementally tell us whether the pro forma adjustment for interest expense in each of the periods you have presented includes the effects of amortization of debt issuance costs related to the $150 million of 6% notes.
11. We do not believe it is appropriate to include an adjustment for interest income earned from excess proceeds of the debt offering. Please revise your pro forma condensed consolidated statements of income, for both periods presented, to eliminate adjustment (b). You may, however, disclose this information in a footnote to your pro forma condensed consolidated statements of income.

12. We assume that the 40% tax rate you have used represents a combined federal, state, and local tax rate. Please confirm this assumption and/or expand footnote (c) to describe what the tax rate represents.

Other Information

13. If you intend to deliver one proxy statement or annual report to two or more shareholders who share an address, please provide the information specified in Item 23 to Schedule 14A.



FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2003

Risk Factors
Our internal controls and procedures may require further improvements

14. We note your use of the term "adequate" rather than "effective" when you refer to the adequacy of your internal controls in the third to last sentence. Please revise to state "effective" or explain in more detail whether you mean something else. Make a similar revision in your section on Controls and Procedures where you repeat this disclosure.

General

15. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning with your Form 10-K for the year ended December 31, 2004. Please address this comment in your subsequent quarterly reports as well.

Management`s Discussion and Analysis
Results of Operations, page 32

16. For each of your segments discussed in Note 14, Segment and Geographic Data, please discuss in your results of operations the material changes between periods for revenue, lease operating, administrative and other expenses, and income (loss) before income taxes. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for the change. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Financial Reporting Codification, section 501.06(a).

      In addition, please describe in your results of operations the method you use to allocate interest by segment and discuss the difference in the amounts leveraged between the two segments.

Liquidity and Capital Resources, page 41

17. To enhance your disclosure, please provide a more robust discussion and analysis of your cash inflows from both your direct financing and operating leases. This discussion should include material changes in any underlying drivers of cash flows from your leases, as well as discussion and analysis of known material trends and uncertainties and prospective information regarding your cash inflows from your leases. See Section IV of Release No 33-8350 Interpretation - Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

Contractual Obligations and Commercial Commitments, page 44

18. Please expand your table of contractual commitments, or provide footnote disclosure to the table, to address the cash requirement for interest. Refer to footnote 46 of Release No 33-8350
Interpretation
- Commission`s Guidance Regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations.

Financial Statements
Consolidated Statements of Cash Flows, page 70

19. In your reconciliation of net income to net cash provided by operating activities, you have combined changes in certain balance
sheet accounts into the line item "other, net".   Please show
separately all major classes of reconciling items as stipulated in paragraph 29 of SFAS 95, Statement of Cash Flows.

Note 1 - Nature of Operations and Significant Accounting Policies
-
Basis of Consolidation, page 72

20. Please revise your disclosure of accounting for investments under the equity method to state that although you do not own a majority interest, you do have the ability to assert significant influence over the investee as stated in APB 18, The Equity Method of Accounting for Investments in Common Stock.

Note 1 - Nature of Operations and Significant Accounting Policies
-
Leasing Equipment, page 75

21. We note that during 2002 and 2003, you recorded impairment charges related to your container and chassis fleet. Please disclose the methodology you used to determine the fair value of the impaired equipment as provided in paragraph 25(c) of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Note 9 - Other Contingencies and Commitments - Guarantees, page
100

22. Please confirm to us that transactions for which you provide various tax-related indemnifications for other parties are not "listed transactions" as defined by the Internal Revenue Service.

Note 19 - Quarterly Financial Data, page 122

23. You have indicated that when accounting for damaged equipment at the end of an operating lease, amounts billed to customers "are not recorded in revenue when invoiced; rather, they are used to establish a liability to cover the repair of the equipment." Please supplementally tell us how you support this accounting treatment (i.e., accounting literature) versus recording the revenue and then separately recording an expense and the related liability for the cost of the repairs.

Item 9A. Controls and Procedures, page 124

24. Expand your disclosures here and in your subsequent quarterly reports to specify the dates when you identified the material weaknesses, by whom specifically they were identified, and when the material weaknesses first began.

25. We note your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective "except for the internal control deficiencies as described." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are, in fact, effective. Please amend your disclosure in Item 9(a)
of Form 10-K for the year ended December 31, 2003 and Item 4 of Forms
10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, which you have stated "constituted material weaknesses or significant deficiencies," so long as you provide disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

      Also, please provide additional disclosure in Item 9(a) and
Item 4 of the previously mentioned filings to state when you expect the corrective actions over the identified matters to be fully implemented.

      In addition, it also appears to us that subsequent disclosures regarding significant changes in your internal controls may be required to address changes in your disclosure controls and procedures that were implemented to address the identified problems.


FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Note 1(D) - Net Income Per Share, page 9

26. Please disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. See paragraph 40 (c) of FAS 128.



      Please respond to these comments by filing an amendment to your information statement and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dale Welcome, Staff Accountant, at (202)
942-
1764 or Nathan Cheney, Assistant Chief Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 824-
5495 or Lesli Sheppard, Senior Staff Attorney, at (202) 942-1887 with any other questions. Alternatively, you may contact me at (202) 942-
1950.


Sincerely,




Pamela A. Long
Assistant Director


cc:	Jeffrey S. Lowenthal, Esq. (via facsimile 212/806-6006)
      Stoock & Strook & Lavan LLP
      180 Maiden Lane
      New York, New York 10038-4982
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Kathleen Francis
Interpool, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE